UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 12, 2019 (September 6, 2019)

TKK SYMPHONY ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38631	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Texas Kang Kai Capital Management (Hong Kong) Limited

2039, 2/F United Center,

95 Queensway Admiralty, Hong Kong

(Address of principal executive offices, including Zip Code)

+852 6212 8493

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Ordinary Shares, par value $0.0001 per share	TKKS	The NASDAQ Stock Market LLC
Warrants, each exercisable for one-half of one Ordinary Share	TKKSW	The NASDAQ Stock Market LLC
Rights, each exchangeable into one-tenth of one Ordinary Share	TKKSR	The NASDAQ Stock Market LLC
Units, each consisting of one Ordinary Share, one Warrant and one Right	TKKSU	The NASDAQ Stock Market LLC

ADDITIONAL INFORMATION

TKK Symphony Acquisition Corporation (“TKK Symphony”) intends to hold presentations for certain of its shareholders, as well as other investors who may be interested in purchasing TKK Symphony’s securities in connection with TKK Symphony’s proposed business combination with Glory Star New Media Group Limited (“Glory Star”), as described in this report.

The tender offer for the outstanding ordinary shares of TKK Symphony described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of TKK Symphony or any other securities of TKK Symphony pursuant to the tender offer or otherwise. Any tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related documents which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by TKK Symphony. Shareholders of TKK Symphony and other interested persons are advised to read these documents, when available, any amendments to these documents and any other documents related to the tender offer that are filed with the SEC (collectively, the “Tender Offer Documents”) carefully and in their entirety prior to making any decision with respect to the tender offer because they will contain important information about the business combination, Glory Star and the terms and conditions of the tender offer. Such persons can also read TKK Symphony’s annual report on Form 10-K for the fiscal year ended December 31, 2018 for a description of the security holdings of TKK Symphony’s officers and directors prior to the consummation of the transactions described herein. Security holders will also be able to obtain a copy of such documents, without charge, by directing a request to: TKK Symphony Acquisition Corporation, C/O Texas Kang Kai Capital Management (Hong Kong) Limited, 2039, 2/F United Center, 95 Queensway Admiralty, Hong Kong. The Tender Offer Documents, once available, and TKK Symphony’s annual report on Form 10-K can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

DISCLAIMER

This report and the exhibits hereto are not a tender offer statement and shall not constitute an offer to purchase or a solicitation of an offer to sell the securities of TKK Symphony or Glory Star, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

FORWARD-LOOKING STATEMENTS

This report and the exhibits hereto include “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, TKK Symphony’s expectations with respect to future performance, anticipated financial impacts of the transactions described herein; approval of the transactions by security holders; the satisfaction of the closing conditions to the transactions; and the timing of the completion of the transactions.

Such forward-looking statements relate to future events or future performance, but reflect the parties’ current beliefs, based on information currently available. Most of these factors are outside the parties’ control and are difficult to predict. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. Factors that may cause such differences include: business conditions; natural disasters; changing interpretations of U.S. generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; changes in legislation or regulatory environments, requirements or changes adversely affecting the business of TKK Symphony and Glory Star, including but not limited the reaction of Glory Star customers to the business combination, difficulties in maintaining and managing continued growth, restrictions on the ability to make dividend payments, and general economic conditions; geopolitical events and regulatory changes; and the failure to maintain the listing of TKK Symphony’s securities on the Nasdaq stock market. Other factors include the possibility that the business combination does not close or the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement, including due to the failure to receive any required security holder approvals, or the failure of other closing conditions.

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The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors are contained in TKK Symphony’s most recent filings with the SEC. All subsequent written and oral forward-looking statements concerning TKK Symphony and Glory Star, the transactions described herein or other matters and attributable to TKK Symphony, Glory Star, and Glory Star’s shareholders or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TKK Symphony, Glory Star nor Glory Star shareholders undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Item 1.01 Entry Into A Material Definitive Agreement.

Share Exchange Agreement

General Terms, Effects, and Consideration

On September 6, 2019, TKK Symphony Acquisition Corporation, a Cayman Islands exempted company (“TKK Symphony”), entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Glory Star New Media Group Limited, a Cayman Islands exempted company (“Glory Star”), Glory Star New Media (Beijing) Technology Co., Ltd., a wholly foreign-owned enterprise limited liability company (“WFOE”) incorporated in the People’s Republic of China (“PRC”) and indirectly wholly-owned by Glory Star, Xing Cui Can International Media (Beijing) Co., Ltd., a limited liability company incorporated in the PRC (“Xing Cui Can”), Horgos Glory Star Media Co., Ltd., a limited liability company incorporated in the PRC (“Horgos,” and collectively with Xing Cui Can, the “VIEs”, and the VIEs, the WFOE and Glory Star, collectively, the “Glory Star Parties”, and the Glory Star Parties collectively with their respective subsidiaries, the “Glory Star Group”), each of Glory Star’s shareholders (collectively, the “Sellers”), TKK Symphony’s sponsor, TKK Symphony Sponsor 1 (the “Sponsor”), in the capacity as the representative from and after the closing of the Transactions (as defined below) (the “Closing”) for TKK Symphony’s shareholders other than the Sellers (the “Purchaser Representative”), and Zhang Bing, in the capacity as the representative for the Sellers thereunder (the “Seller Representative”). Pursuant to the Share Exchange Agreement, among other things and subject to the terms and conditions contained therein, TKK Symphony will effect an acquisition of the Glory Star Group, which primarily conducts its business through the WFOE and the VIEs, by acquiring from the Sellers all of the issued and outstanding equity interests of Glory Star (together with the other transactions contemplated by the Share Exchange Agreement, the “Transactions”).

Pursuant to the Share Exchange Agreement, in exchange for all of the outstanding shares of Glory Star, TKK Symphony will issue to the Sellers a number of TKK Symphony ordinary shares (the “Exchange Shares”) equal in value to US$425 million, with the TKK Symphony ordinary shares valued at a price per share equal to the price per share at which each TKK Symphony ordinary share is redeemed or converted pursuant to the redemption by TKK Symphony of its public shareholders in connection with TKK Symphony’s initial business combination, as required by its amended and restated memorandum and articles of association (the “Redemption”), with five percent (5%) of such Exchange Shares (“Escrow Shares”) being deposited in escrow at the Closing and subject to forfeiture (along with dividends and other earnings otherwise payable with respect to such Escrow Shares) in the event that the Purchaser Representative successfully brings an indemnification claim under the Share Exchange Agreement against the Sellers. The Exchange Shares, including the Escrow Shares, and any Earnout Shares (as defined below) will be allocated among the Sellers pro-rata based on each Seller’s ownership of Glory Star immediately prior to the Closing. Certain Sellers will have their portion of the Exchange Shares be subject to a lock-up as set forth in the Lock-Up Agreements as described below under the heading “Lock-Up Agreement.”

The Escrow Shares will be held in an escrow account to be maintained by Continental Stock Transfer & Trust Company, in its capacity as the escrow agent, or such other escrow agent as agreed by TKK Symphony and Glory Star prior to the Closing (the “Escrow Agent”). While the Escrow Shares are held in escrow, any dividends and other distributions otherwise payable with respect to the Escrow Shares will be held back by TKK Symphony and not paid until the Escrow Shares are released from escrow to the Sellers, but the Sellers will be entitled to vote the Escrow Shares.

After the Closing, the Sellers will have the contingent right to receive additional consideration from TKK Symphony based on the performance of TKK Symphony and its subsidiaries (including the Glory Star Group) for the fiscal year ended December 31, 2019 (the “2019 Earnout Year”) and the fiscal year ended December 31, 2020 (the “2020 Earnout Year”). In the event that the adjusted net income for the 2019 Earnout Year is equal to or greater than RMB180,000,000, the Sellers shall be entitled to receive from TKK Symphony an additional 5,000,000 ordinary shares (the “2019 Earnout Shares”). In the event that the adjusted net income for the 2020 Earnout Year is equal to or greater than RMB315,000,000, the Sellers shall be entitled to receive an additional 5,000,000 ordinary shares (the “2020 Earnout Shares”, and collectively with the 2019 Earnout Shares, the “Earnout Shares”). In the event that the aggregate adjusted net income for both the 2019 Earnout Year and the 2020 Earnout Year combined is at least RMB495,000,000, the Sellers shall be entitled to receive any Earnout Shares that they otherwise did not receive.

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Representations and Warranties

The Share Exchange Agreement contains a number of representations and warranties made by TKK Symphony, on the one hand, and Glory Star Parties and the Sellers on the other hand, made solely for the benefit of the other, which in certain cases are subject to specified exceptions and qualifications contained in the Share Exchange Agreement or in information provided pursuant to certain disclosure schedules to the Share Exchange Agreement. The representations and warranties are customary for transactions similar to the Transactions.

In the Share Exchange Agreement, the Glory Star Parties made certain customary representations and warranties to TKK Symphony, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Share Exchange Agreement and other ancillary agreements; (3) capitalization; (4) subsidiaries; (5) governmental approvals; (6) non-contravention; (7) financial statements; (8) absence of certain changes; (9) compliance with laws; (10) permits and licenses; (11) litigation; (12) material contracts; (13) intellectual property; (14) taxes and tax returns; (15) real property; (16) personal property; (17) title to and sufficiency of assets; (18) employee matters; (19) benefit plans; (20) environmental matters; (21) transactions with related persons; (22) insurance; (23) top customers and vendors; (24) books and records; (25) accounts receivable; (26) ethical business practices; (27) PRC compliance; (28) Investment Company Act of 1940; (29) finders and brokers; (30) independent investigation; (31) VIE contracts; (32) information supplied; and (33) disclosure. The Sellers also jointly and severally made certain customary representations and warranties to TKK Symphony, including representations and warranties related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Share Exchange Agreement and other ancillary agreements; (3) ownership of the Glory Star shares to be purchased by TKK Symphony; (4) governmental approvals; (5) non-contravention; (6) litigation; (7) investment representations; (8) finders and investment bankers; (9) independent investigation; and (10) information supplied.

In the Share Exchange Agreement, TKK Symphony made certain customary representations and warranties to Glory Star, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Share Exchange Agreement and other ancillary agreements; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) SEC filings and financial statements; (7) absence of certain changes; (8) compliance with laws; (9) litigation, orders and permits and licenses; (10) taxes and returns; (11) employees and employee benefit plans; (12) properties; (13) material contracts; (14) transactions with related persons; (15) Investment Company Act of 1940; (16) finders and investment bankers; (17) ownership of the Exchange Shares; (18) ethical business practices; (19) insurance; and (20) independent investigation.

Covenants

Each party agreed in the Share Exchange Agreement to use its commercially reasonable efforts to effect the Closing. The Share Exchange Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Share Exchange Agreement and the earlier of the Closing or the termination of the Share Exchange Agreement in accordance with its terms (the “Interim Period”), including covenants regarding: (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) Glory Star’s interim financial statements; (4) TKK Symphony’s public filings and requirement to use commercially reasonable efforts to maintain the listing of its securities on the Nasdaq Capital Market (“Nasdaq”); (5) no solicitation of, or entering into, any alternative competing transactions; (6) no insider trading; (7) notifications of certain breaches, consent requirements or other matters; (8) efforts to consummate the Closing and obtain third party and regulatory approvals; (9) further assurances; (10) public announcements; (11) confidentiality; (12) indemnification of directors and officers; (13) adoption of new corporate and operational policies; (14) tax matters; and (15) efforts to support a private placement or backstop arrangements, if sought. The Share Exchange Agreement also contains certain post-closing covenants by the parties, including covenants regarding (1) litigation support; (2) retention of documents; (3) indemnification of directors and officers; and (4) use of trust proceeds after the Closing.

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The parties also agreed to take all necessary actions to cause TKK Symphony’s board of directors immediately after the Closing to consist of 5 directors, 1 person designated by TKK Symphony prior to the Closing who qualifies as an independent director under Nasdaq rules and 4 persons designated by Glory Star prior to the Closing, at least two of whom qualify as independent directors under Nasdaq rules. The parties also agreed that the individuals serving as the executive officers of Glory Star will serve as the executive officers of TKK Symphony immediately after the Closing.

Glory Star agreed to deliver to TKK Symphony on or prior to September 16, 2019 the final unsigned draft of the Glory Star Group’s audited financial statements, audited in accordance with PCAOB standards. Glory Star also agreed to deliver to TKK Symphony as soon as practicable after the date of the Share Exchange Agreement, but in any event on or prior to September 16, 2019, certain contracts (the “VIE Contracts”) between the VIE’s, the WFOE and the shareholders of the VIE’s as necessary to implement a WFOE variable interest entity structure in the PRC, giving the WFOE full control over the VIEs and enjoyment of all of the economic benefit from the operations of the VIEs and their subsidiaries, which agreements were not in effect at the time of the signing of the Share Exchange Agreement.

TKK Symphony also agreed to prepare, with the assistance of the Glory Star Parties and the Sellers, and use their commercially reasonable efforts to file with the Securities and Exchange Commission (the “SEC”) a proxy statement and/or tender offer statement as promptly as practicable after the signing of the Share Exchange Agreement to seek, if required, (1) approval of the Share Exchange Agreement and the transactions contemplated by the Share Exchange Agreement, (2) approval of a Second Amended and Restated Memorandum and Articles of Association of TKK Symphony, and (3) approval of the adoption of a new omnibus equity incentive plan providing for the grant to employees and other representatives of a total number of shares in the range of 5% to 7.5% of the number of shares issued and outstanding immediately after the Closing, and providing TKK Symphony’s public shareholders an opportunity to participate in the Redemption. In connection with the Closing, TKK Symphony will change its name to “Glory Star New Media Group Holdings Limited”.

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Share Exchange Agreement and the transactions contemplated thereby and related matters by the requisite vote of TKK Symphony’s shareholders, if required; (ii) expiration of any waiting period under applicable antitrust laws; (iii) receipt of requisite consents from governmental authorities and other third parties to consummate the Transactions; (iv) no law or order preventing or prohibiting the Transactions; (v) no pending litigation to enjoin or restrict the consummation of the Closing; (vi) the election or appointment of members to TKK Symphony’s board of directors as described above; (vii) TKK Symphony (together with the Glory Star Group) having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Redemption and any private placement financing; and (viii) that TKK Symphony’s ordinary shares continue to be listed on Nasdaq immediately following the Closing, and TKK Symphony shall have at least 300 round-lot shareholders.

In addition, unless waived by Glory Star, the obligations of Glory Star and the Sellers to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of TKK Symphony being true and correct as of the date of the Share Exchange Agreement and as of the Closing (subject to Material Adverse Effect); (ii) TKK Symphony having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Share Exchange Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to TKK Symphony since the date of the Share Exchange Agreement which is continuing and uncured; (iv) receipt by Glory Star of the Escrow Agreement, duly executed by TKK Symphony, the Purchaser Representative and the Escrow Agent; and (v) the Registration Rights Agreement (as defined below) being in full force and effect in accordance with its terms as of the Closing.

Unless waived by TKK Symphony, the obligations of TKK Symphony, to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of the Glory Star Parties and the Sellers being true and correct as of the date of the Share Exchange Agreement and as of the Closing (subject to Material Adverse Effect); (ii) the Glory Star Parties and the Sellers having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Share Exchange Agreement required to be performed or complied with on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to any company in the Glory Star Group since the date of the Share Exchange Agreement which is continuing and uncured; (iv) receipt by TKK Symphony of employment agreements, effective as of the Closing, in form and substance reasonably acceptable to TKK Symphony and Glory Star between certain individuals and either TKK Symphony or a Glory Star Group company, executed by the parties thereto; (v) receipt by TKK Symphony of the Escrow Agreement; (vi) receipt by TKK Symphony of the duly executed VIE Contracts; (vii) receipt by TKK Symphony of evidence that certain contracts involving Glory Star Group companies and/or any of the Sellers or other related persons have been terminated with no further liability of Glory Star Group thereunder; and (viii) each of the Non-Competition Agreement (as defined below), the Lock-Up Agreement (as defined below) and the Registration Rights Agreement being in full force and effect in accordance with its terms as of the Closing,

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Termination

The Share Exchange Agreement may be terminated under certain customary and limited circumstances at any time prior the Closing, including, among other reasons: (i) by mutual written consent of TKK Symphony and Glory Star; (ii) by either TKK Symphony or Glory Star if the Closing has not occurred on or prior to December 31, 2019 (the “Outside Date”) and the failure of the Closing to occur by such date was not caused by or the result of a breach of the Share Exchange Agreement by such terminating party or its affiliate (or with respect to Glory Star, any other Glory Star Party or the Sellers), (iii) by either TKK Symphony or Glory Star if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iv) by Glory Star for TKK Symphony’s uncured breach of the Share Exchange Agreement, such that the related Closing condition would not be met; (v) by TKK Symphony for the uncured breach of the Share Exchange Agreement by any Glory Star Party or any Seller, such that the related Closing condition would not be met; (vi) by TKK Symphony if there has been a Material Adverse Effect with respect to any Glory Star Group company since the date of the Share Exchange Agreement which is uncured and continuing; (vii) by either TKK Symphony or Glory Star if TKK Symphony holds a shareholder meeting to approve the Share Exchange Agreement and the Transactions and such approval is not obtained; (viii) by Glory Star if TKK Symphony does not have sufficient funds available at the Closing to pay its initial public offering underwriters’ fees under TKK Symphony’s Business Combination Marketing Agreement; (ix) by TKK Symphony if the VIE Contracts were not signed and registered by September 16, 2019 or not in full force and effect; or (x) by TKK Symphony if Glory Star has not delivered its draft audited financial statements on or prior to September 16, 2019 or if the final audited financial statements are materially different from the draft audited financial statements in an adverse manner. TKK Symphony does not expect to hold a shareholders’ meeting to approve the Share Exchange Agreement and the Transactions, but does expect to solicit redemptions of ordinary shares of TKK Symphony by means of a tender offer. In addition, TKK Symphony may determine to hold a shareholders’ meeting with respect to the amendment of its Memorandum and Articles of Association and certain other matters.

If the Share Exchange Agreement is terminated, all further obligations of the parties under the Share Exchange Agreement will terminate and will be of no further force and effect and no party will have any further liability thereunder to any other party, except that certain obligations related to public announcements, confidentiality, termination and termination fees, waiver against trust and general provisions will continue in effect, and no party shall be relieved of liability for any fraud claims or willful breach of the Share Exchange Agreement prior to such termination.

In the event that TKK Symphony terminates the Share Exchange Agreement for a breach by a Glory Star Party or a Seller, the Glory Star Parties will be required to pay to TKK Symphony as liquidated damages a termination fee equal to $639,000, plus transaction expenses incurred by TKK Symphony and its affiliates, provided that the Glory Star Parties and the Sellers will not be relieved of liability for any fraud claims or willful breach of the Share Exchange Agreement prior to such termination.

Survival, Indemnification and Escrow

The representations and warranties made by Glory Star and the Sellers in the Share Exchange Agreement generally survive for a period of 12 months after the Closing, with certain representations (the “Special Reps”) relating to taxes, benefit plans, environmental matters and information supplied surviving until 60 days after the expiration of the applicable statute of limitations and certain fundamental representations relating to due organization and good standing, authorization and binding effect, capitalization and ownership of Glory Star shares, subsidiaries, finders and investment bankers, independent investigation and investment representations surviving indefinitely. Claims against Glory Star or the Sellers based on fraud, willful misconduct or intentional misrepresentation also survive indefinitely. The covenants and agreements of Glory Star and the Sellers survive until fully performed. TKK Symphony’s representations and warranties, as well as its covenants and agreements to be performed prior to the Closing, do not survive the Closing and after the Closing TKK Symphony has no obligations with respect thereto. TKK Symphony’s covenants and agreements to be performed after the Closing survive until fully performed.

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From and after the Closing, the Sellers and their respective successors and assigns are required to jointly and severally indemnify TKK Symphony and its affiliates and their respective officers, directors, managers, employees, successors and permitted assigns (each referred to with respect to claims as an indemnified party) from and against any losses from (a) the breach of any representations or warranties of a Glory Star Party or a Seller in the Share Exchange Agreement or any certificate to be delivered pursuant thereto, (b) the breach of any covenants of a Glory Star Party or Seller or, after the Closing, TKK Symphony, in the Share Exchange Agreement or any certificate to be delivered pursuant thereto, (c) any and all pre-Closing tax liabilities, or (d) any actions by persons who were holders of equity securities (including options, warrants, convertible securities or other rights) of any Glory Star Group entity prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities. In any indemnification claims, the Purchaser Representative will represent the indemnified parties and the Seller Representative will represent the Sellers.

Other than claims based on fraud, willful misconduct or intentional misrepresentation, or with respect to claims for breaches of the Special Reps, the indemnification claims for breaches of representations and warranties will be limited to the property in the Escrow Account and any Earnout Shares.

To support the indemnification obligations of Glory Star and Sellers, at the Closing, the Escrow Shares will be deposited in the escrow account to be established by the Escrow Agent, and any future accrued dividends and distributions will be retained in such escrow account. Any Escrow Shares released to TKK Symphony as an indemnification payment shall be promptly cancelled.

Purchaser Representative and Seller Representative

The Sponsor is serving as the Purchaser Representative under the Share Exchange Agreement, and in such capacity will represent the interests of TKK Symphony’s shareholders (other than the Sellers) with respect to certain matters under the Share Exchange Agreement, including the determination of any indemnification claims made against the Sellers after the Closing. Zhang Bing is serving as the Seller Representative under the Share Exchange Agreement, and in such capacity will represent the interests of the Sellers with respect to certain matters under the Share Exchange Agreement, including the defense of any indemnification claims made against the Sellers after the Closing.

Trust Account Waiver and Seller Release

The Glory Star Parties and the Sellers agreed that they will not have any right, title, interest or claim of any kind in or to any monies in TKK Symphony’s trust account, and will not make any claim against TKK Symphony’s trust account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, any proposed or actual business relationship between TKK Symphony and a Glory Star Party or Seller, the Share Exchange Agreement or any other matter.

Each Seller, on behalf of itself and its affiliates and any of its shareholders that are also shareholders in Glory Star, also provided a general release of Glory Star Group, effective as of the Closing, other than its rights under the Share Exchange Agreement and ancillary documents and certain other specified agreements.

Governing Law and Dispute Resolution

The Share Exchange Agreement is governed by New York law. Any disputes under the Share Exchange Agreement, other than claims for injunctive or equitable relief (including specific performance to strictly enforce the terms of the Share Exchange Agreement), and certain disputes relating to the earnout provisions, will be subject to arbitration by the American Arbitration Association to be held in Manhattan, New York. Any claims that are brought before a court will be subject to the exclusive jurisdiction of the state and federal courts in New York, New York (and appeals courts), and each party waived its rights to a jury trial in connection therewith. The parties are entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Share Exchange Agreement in addition to any other remedy to which they are entitled at law or in equity.

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A copy of the Share Exchange Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Share Exchange Agreement is qualified in its entirety by reference thereto.

Registration Rights Agreement

Simultaneously with the execution of the Share Exchange Agreement on September 6, 2019, TKK Symphony, the Purchaser Representative and the Sellers also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), to become effective upon the Closing. Under the Registration Rights Agreement, the Sellers hold registration rights that obligate TKK Symphony to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all or any portion of the Exchange Shares and Earnout Shares (the “Registrable Securities”) so long as such shares are not then restricted under the Lock-Up Agreement. Sellers holding a majority-in-interest of all Registrable Securities then issued and outstanding are entitled under the Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of their Registrable Securities, so long as such shares are not then restricted under the Lock-Up Agreement (including share held in escrow under the Escrow Agreement). Subject to certain exceptions, if any time after the Closing of the Transactions, TKK Symphony proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, TKK Symphony shall give notice to the Sellers as to the proposed filing and offer the Sellers holding Registrable Securities an opportunity to register the sale of such number of Registrable Securities as requested by the Sellers in writing. In addition, subject to certain exceptions, Sellers holding Registrable Securities are entitled under the Registration Rights Agreement to request in writing that TKK Symphony register the resale of any or all of such Registrable Securities on Form S-3 or F-3 and any similar short-form registration that may be available at such time.

Under the Registration Rights Agreement, TKK Symphony agreed to indemnify the Sellers and certain persons or entities related to the Sellers such as their officers, directors, employees, agents and representatives (the “Seller Indemnified Parties”) against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and the Sellers including Registrable Securities in any registration statement or prospectus agreed to indemnify TKK Symphony and certain persons or entities related to TKK Symphony such as its officers and directors and underwriters against all losses caused by their misstatements or omissions in those documents.

A copy of the Registration Rights Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreements

Simultaneously with the execution of the Share Exchange Agreement on September 6, 2019, TKK Symphony, the Purchaser Representative and certain Sellers that directly or indirectly own in excess of 10% of Glory Star’s equity prior to the Closing also entered into Lock-Up Agreements (each, a “Lock-Up Agreement”) with respect to their Exchange Shares (including Escrow Shares) and Earnout Shares (collectively, the “Restricted Securities”), to become effective upon the Closing. In such Lock-Up Agreements, each Seller party thereto agreed that such Seller will not, during the period from the Closing and ending on the earlier of (i) with respect to 50% of each type of the Restricted Securities (including Escrow Shares), (x) the six month anniversary of the date of the Closing, (y) the date on which the Closing sale price of the TKK Symphony ordinary shares equals or exceeds $12.50 per share for any 20 trading days within any 30 trading day period commencing after the Closing, and (z) the date after the Closing on which TKK Symphony consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party (a “Subsequent Transaction”), and (ii) with respect to the remaining 50% of the Restricted Securities, (x) the one year anniversary of the date of the Closing and (y) the date after the Closing on which TKK Symphony consummates a Subsequent Transaction (the “Lock-Up Period”) sell, transfer, assign, pledge, hypothecate or otherwise dispose of, directly or indirectly, the Restricted Securities, or publicly disclose the intention to do any of the foregoing. Each Seller further agreed that the Escrow Shares will continue to be subject to such transfer restrictions until they are released from the escrow account. However, each Seller party thereto will be allowed to transfer any of its Restricted Securities (other than the Escrow Shares while they are held in the escrow account) by gift, will or intestate succession or to any affiliate, shareholder, members, party or trust beneficiary, provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the applicable Lock-Up Agreement.

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The form of the Lock-Up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference thereto.

Non-Competition and Non-Solicitation Agreement

Simultaneously with the execution of the Share Exchange Agreement on September 6, 2019, TKK Symphony, the Purchaser Representative, Glory Star and certain Sellers that directly or indirectly own in excess of 30% of Glory Star’s equity prior to the Closing (including Glory Star’s chairman) and their principal shareholders (together with the applicable Seller, the “Subject Parties”) also entered into Non-Competition and Non-Solicitation Agreements (each, a “Non-Competition Agreement”) to become effective upon the Closing, in favor of TKK Symphony, Glory Star and their respective successors, affiliates and subsidiaries and variable interest entities (collectively, the “Covered Parties”) relating to the post-Closing company’s business. Under the Non-Competition Agreements, for a period of three (3) years after the Closing, each Subject Party and its affiliates will not, without TKK Symphony’s prior written consent, anywhere in the PRC or any other markets directly or indirectly engage in which the Covered Parties are engaged, or are actively contemplating to become engaged, in the Business (as defined below) (or own, manage, finance or control, or become engaged or serve as an officer, director, employee, member, partner, agent, consultant, advisor or representative of, an entity that engages in) of online media and entertainment services (collectively, the “Business”). However, the Subject Parties and their respective affiliates may own passive investments of no more than 3% of any class of outstanding equity interests in a competitor that is publicly traded, so long as the Subject Parties and their affiliates and their respective directors, officers, managers and employees who were involved with the business of TKK Symphony or its subsidiaries, and the immediate family members of the Subject Parties or their respective affiliates, are not involved in the management or control of such competitor. Under the Non-Competition Agreements, during such restricted period, the Subject Parties also will not, without TKK Symphony’s prior written consent, (i) solicit or hire the Covered Parties’ employees, consultants or independent contractors as of the Closing (or during the year prior to the Closing) or otherwise interfere with the Covered Parties’ relationships with such persons, (ii) solicit or divert the Covered Parties’ customers as of the Closing (or during the year prior to the Closing) relating to the Business or otherwise interfere with the Covered Parties’ contractual relationships with such persons, or (iii) interfere with or disrupt any Covered Parties’ vendors, suppliers, distributors, agents or other service providers for a purpose competitive with a Covered Party as it relates to the Business. The Subject Parties will also agree in each Non-Competition Agreement to not disparage the Covered Parties and to keep confidential and not use the confidential information of the Covered Parties.

A form of the Non-Competition Agreement is filed with this Current Report on Form 8-K as Exhibit 10.4 and is incorporated herein by reference, and the foregoing description of the Non-Competition Agreement is qualified in its entirety by reference thereto.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

On September 6, 2019, TKK Symphony issued to the Sponsor an unsecured promissory note in a principal amount of up to $1,100,000 (the “Note”) for working capital loans made or to be made by the Sponsor to TKK Symphony. The Note bears no interest and is repayable in full upon the earlier occurrence of (i) the consummation of TKK Symphony’s initial business combination and (ii) the winding up of TKK Symphony. Up to $1,000,000 of the outstanding obligations under the Note may be converted into warrants, each warrant entitling the holder to receive one half of one ordinary share of TKK Symphony, at $0.50 per warrant. The disclosures set forth in this Item 2.03 are intended to be summaries only and are qualified in their entirety by reference to the Note, a copy of which is attached as Exhibit 10.5 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.  Financial Statements and Exhibits

(d) Exhibits.

Exhibit
Number	Exhibit

10.1	Share Exchange Agreement, dated as of September 6, 2019, by and among TKK Symphony Acquisition Corporation, Glory Star New Media Group Limited, Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Horgos Glory Star Media Co., Ltd., each of Glory Star New Media Group Limited’s shareholders, TKK Symphony Sponsor 1, in the capacity as the Purchaser Representative, and Zhang Bing, in the capacity as the Seller Representative.

10.2	Registration Rights Agreement, by and among TKK Symphony Acquisition Corporation, TKK Symphony Sponsor 1, in the capacity as the Purchaser Representative, and shareholders of Glory Star New Media Group Limited named as Investors therein.

10.3	Form of Lock-Up Agreement, by and among TKK Symphony Acquisition Corporation, TKK Symphony Sponsor 1, in the capacity as the Purchaser Representative, and shareholders of Glory Star New Media Group Limited.

10.4	Form of Non-Competition and Non-Solicitation Agreement, by and among certain shareholders of Glory Star New Media Group Limited and certain other associated persons and entities for the benefit of TKK Symphony Acquisition Corporation and Glory Star New Media Group Limited.

10.5	Unsecured Promissory Note, dated as of September 6, 2019, issued by TKK Symphony Acquisition Corporation to TKK Symphony Sponsor 1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 12, 2019

TKK SYMPHONY ACQUISITION CORPORATION

By:	/s/ Sing Wang
Name: Sing Wang
Title: Chief Executive Officer

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